# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOCKET MOBILE, INC., CIK 0000944075
CUSIP: 83368E200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Date of event which requires filing of this statement: 05/30/2025
Amends the filing with accession number 0000944075-24-000064
Filed by CIK 0001192161
Persons authorized to receive notices and communications: Lynn Zhao, 40675 Encyclopedia Cir., Fremont, California (CA), 94538, 5109333016

## Reporting persons
- BASS CHARLIE (CIK 0001192161): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,080,629; shared voting power 0; sole dispositive power 4,080,629; shared dispositive power 0; aggregate amount beneficially owned 4,080,629 (39.2% of the class)
  Comment: (1) Consists of (i) 1,591,651 shares of Common Stock held by The Bass Trust U/D/T April 29, 1988 (the 'Bass Trust'), (ii) up to 2,450,248 shares of Common Stock issuable to the Bass Trust upon conversion of convertible subordinated secured promissory notes, and (iii) up to 38,730 shares of Common Stock issuable pursuant to stock options held by Mr. Bass that are exercisable within 60 days of the date of this filing.
  
  (2) Percentage ownership is based on 10,410,739 shares of common stock of Socket Mobile, Inc. deemed to be outstanding, which consists of (i) 7,921,761 shares of Common Stock outstanding as of June 2, 2025, and (ii) 2,488,978 shares of Common Stock issuable upon conversion of the convertible subordinated secured promissory notes and exercise of the stock options described in footnote 1 above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SOCKET MOBILE, INC.
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475

## Item 2. Identity and Background
Name of person filing: No change
Residence or business address: The business address of Mr. Bass is c/o Socket Mobile, Inc., 40675 Encyclopedia Cir., Fremont, CA 94538.
Present principal occupation or employment: Mr. Bass is Chairman of the Board of Directors of the Issuer, whose business address is 40675 Encyclopedia Cir., Fremont, CA 94538.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The ownership of shares of Common Stock previously reported in the Original Schedule 13D is hereby amended to include the following transactions:
All of the Common Stock acquired by the Reporting Persons during the period covered by this Amendment, as listed in Item 5 below, was acquired in open market purchases for a total of approximately $217,810.50 using personal funds of Mr. Bass or as grants of restricted stock from the Company in connection with Mr. Bass' election to and service on the Board of Directors of the Company.

2025 Convertible Note Financing

On May 30, 2025, the Bass Trust purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $500,000 (the '2025 Note'). The 2025 Note carries a 10% annual interest rate and has a maturity date of May 30, 2028. The principal amount of the 2025 Note is convertible at the option of the holder to a maximum of 467,289 shares of Common Stock at any time on or prior to the maturity date. The Bass Trust used its own funds to purchase the 2025 Note. Mr. Bass is the beneficial owner of the 2025 Note and has the sole power to dispose of or direct the disposition of the 2025 Note.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of common stock and the 2025 Note by the Bass Trust was for investment purposes only. At the time of the filing of this Amendment, Mr. Bass has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Mr. Bass is a director of the Issuer, and this Amendment, the disclosures herein, and any future amendments hereto are not intended to, and do not, make disclosures with respect to transactions in which the Issuer may engage to which Mr. Bass is not a party or other matters that Mr. Bass may learn of or be involved with in his capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Bass is the beneficial owner of 4,080,629 shares of Common Stock consisting of (i) 1,591,651 shares of Common Stock held by the Bass Trust, (ii) up to 684,931 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on August 31, 2020 (the '2020 Note')., (iii) up to 746,268 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on May 26, 2023 (the '2023 Note'), (iv) up to 551,759 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on August 21, 2024 (the '2024 Note'), (v) up to 467,289 shares of Common Stock issuable to the Bass Trust upon conversion of the 2025 Note, and (vi) up to 38,730 shares of Common Stock issuable pursuant to stock options held by Mr. Bass that are exercisable within 60 days of the date of this Amendment.

Such shares of Common Stock, collectively, represent 39.2 % of the 10,410,739 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by Mr. Bass pursuant to SEC Rule 13d-3(d)(1)(i), and which consists of (i) 7,921,761 shares of Common Stock outstanding as of June 2, 2025, (ii) 2,488,978 shares of Common Stock issuable upon conversion of the 2020 Note, 2023 Note, 2024 Note and 2025 Note and exercise of the stock options described above.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Bass has sole power to vote and dispose of all shares of Common Stock beneficially owned by Mr. Bass.
Transactions in the class effected during the past sixty days:
From the Schedule 13D/A filed on August 23, 2024, through the date of this filing, the following transactions have taken place:

Date Direct Beneficial Owner Type of Activity Type of Security Shares Purchase Price of Security
8/23/2024 Bass Trust Open Market Purchase Common Stock 10,000 1.0150
8/26/2024 Bass Trust Open Market Purchase Common Stock 10,000 1.1012
8/27/2024 Bass Trust Open Market Purchase Common Stock 10,000 1.1732
8/28/2024 Bass Trust Open Market Purchase Common Stock 10,000 1.1848
8/29/2024 Bass Trust Open Market Purchase Common Stock 10,000 1.2027
8/30/2024 Bass Trust Open Market Purchase Common Stock 10,000 1.1994
10/29/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.0768
10/30/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.0894
10/31/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.1054
11/1/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.1213
11/4/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.1655
11/5/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.1692
11/6/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.1728
11/7/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.1756
11/8/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.1706
11/11/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.1828
11/12/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.1812
11/13/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.3366
11/14/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.3507
11/15/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.3093
11/18/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.3605
11/19/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.3992
11/20/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.4297
11/21/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.4861
11/22/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.4589
11/25/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.4969
11/26/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.5288
11/27/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.4767
11/29/2024 Bass Trust Open Market Purchase Common Stock 5,000 1.5655
Other persons with the right to receive dividends or sale proceeds: Not applied
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applied

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Bass has entered into a revocable trust agreement for estate planning purposes that governs his beneficial ownership and voting and dispositive power over the holdings of the Bass Trust. Pursuant to the revocable trust agreement, Mr. Bass may also revoke the trust at his sole discretion.

Mr. Bass currently holds stock options to purchase an aggregate of 143,000 shares of Common Stock, of which options to purchase 38,730 shares are exercisable within 60 days of the date of this filing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Form of Secured Subordinated Convertible Note, issued May 30, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer Current Report on Form 8-K filed on June 2, 2025)

https://www.sec.gov/Archives/edgar/data/944075/000094407525000029/ex10_1.htm

## Signatures
- BASS CHARLIE: Charlie Bass, Charlie Bass (06/03/2025)